UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
July 1, 2000 to September 30, 2000

In the Matter of

CENTRAL AND SOUTH WEST CORPOATION, ET AL

         Central and South West Corporation (CSW) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from July 1, 2000 through September 30, 2000 (the "Reporting Period"):

Guarantees:

     Obligor              Amount      On behalf of

     CSW/Energy        $ 1,500,000    SWEPCO
     CSW/Energy          9,473,214    SMUD
     CSW/Energy          8,245,546    Aarlborg Industries, Inc.
     Energy              1,864,467    Westdeutsche Landesbank
                       -----------
  Total Guarantees     $21,083,227
                       ===========

Letters of Credit:

     Obligor              Amount       On behalf of

     CSW/Enershop       $4,400,000     State of Louisiana
                        ----------
  Total Letters
   of Credit            $4,400,000
                        ==========

Authorization in
  Order 7009093       $250,000,000
Total Guarantees and
  Letters of Credit    (25,483,227)
                      ------------
Unused Authorization  $224,516,773
                      ============

Amounts shown are aggregate outstanding amounts as of September 30, 2000.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: November 28, 2000


                                    CENTRAL AND SOUTH WEST CORPORATION
                                    CSW ENERGY, INC.
                                    ENERSHOP, INC.

                     BY: CENTRAL AND SOUTH WEST CORPORATION



                                    BY:  /s/Armando A. Pena
                                    ----------------------------------
                                        Armando A. Pena,
                                        Treasurer